EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
(Expressed in Canadian Dollars)
(Unaudited)

EXETER RESOURCE CORPORATION

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Vancouver, Canada
May 12, 2016

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		March 31, 2016	December 31, 2015

Assets

Current
Cash and cash equivalents	(Note 4)	$20,726	$22,308
Amounts receivable and prepaid expenses		171	132
Due from related party	(Note 8)	31	18
Other financial assets		41	26
		20,969	22,484

Property and equipment		53	59
		$21,022	$22,543

Liabilities

Current
Accounts payable and accrued liabilities		$231	$311
Due to related parties	(Note 8)	45	20
		276	331

Shareholders’ Equity

Share capital	(Note 6)	246,089	246,089
Contributed surplus		45,930	45,635
Deficit		(271,331)	(269,556)
Accumulated other comprehensive income		58	44
		20,746	22,212
		$21,022	$22,543

Contractual Commitments                                                               (Note 11)

Approved by the Directors:
“Robert Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2016	2015
Income
Interest income		$56	$88
Expenses
Accounting and audit		1	6
Administration salaries and consulting	(Note 7)	139	169
Amortization		6	10
Directors’ fees	(Note 7)	142	38
Foreign exchange loss		15	14
General and administration	(Note 10)	108	118
Legal fees		3	38
Impairment on available-for-sale investments		-	11
Management fees	(Note 7)	43	40
Mineral property exploration expenditures	(Notes 5 and 7)	1,150	2,342
Shareholder communications		123	127
Stock exchange listing and filing fees		101	122
		1,831	3,035
Net loss for the period		$1,775	$2,947
Other comprehensive (income) loss for the period
Item that may be reclassified to profit or loss:
Currency translation difference		1	19
Unrealized gain on available-for-sale-investments		(15)	-
Net loss and comprehensive loss for the period		$1,761	$2,966

Basic and diluted loss per common share from loss for the period		$(0.02)	$(0.03)

Weighted average number of common shares outstanding		88,407,753	88,407,753

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2016	2015

Operating Activities
Net loss for the period		$(1,755)	$(2,947)
Non-cash items:
Amortization		6	10
Loss on available-for-sale investments		-	11
Share-based compensation	(Note 7)	295	36
		(1,474)	(2,890)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(39)	10
Due from related parties		(13)	(8)
Due to related parties		25	(7)
Accounts payable and accrued liabilities		(80)	(107)
Cash outflow from operating activities		(1,581)	(3,002)
Investing Activities
Acquisition of property and equipment		-	(5)
Cash outflow from investing activities		-	(5)

Effect of foreign exchange rate change on cash		(1)	22

Net decrease in cash and cash equivalents		(1,582)	(2,985)
Cash and cash equivalents – beginning of the period		22,308	30,752
Cash and cash equivalents – end of the period		$20,726	$27,767

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - January 1, 2015		88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874
Activity during the period:
-	Share-based compensation	-	-	36	-	-	36
-	Other comprehensive income	-	-	-	-	(19)	(19)
-	Net loss for the period	-	-	-	(2,947)	-	(2,947)
Balance - March 31, 2015		88,407,753	$246,089	$44,440	$(263,606)	$21	$26,944
Activity during the period:
-	Share-based compensation	-	-	1,195	-	-	1,195
-	Other comprehensive income	-	-	-	-	23	23
-	Net loss for the period	-	-	-	(5,950)	-	(5,950)
Balance - December 31, 2015		88,407,753	246,089	$45,635	$(269,556)	$44	$22,212
Activity during the period:
-	Share-based compensation	-	-	295	-	-	295
-	Other comprehensive income	-	-	-	-	14	14
-	Net loss for the period	-	-	-	(1,755)	-	(1,755)
Balance - March 31, 2016		88,407,753	$246,089	$45,930	$(271,331)	$58	$20,746

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is currently engaged in the acquisition and exploration of mineral properties located in Chile.  The Company is also evaluating new opportunities with the objective of securing properties which offer near term discovery potential.

The Company is in the process of exploring its mineral properties.  The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently followed in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 12, 2016.

3.	Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximate fair value due to the short term nature of these financial instruments.

Fair value measurements are categorized within the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The available-for-sale securities held by the Company are carried at fair value based on quoted prices in an active market (Level 1).

4.	Cash and Cash Equivalents

(in thousands)	March 31, 2016	December 31, 2015
Cash
Cash at bank	$11,124	$12,728
Investment savings accounts	9,602	9,580
Total	$20,726	$22,308

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

5.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties effective February 14, 2011 the Company exercised its option and acquired the properties.  The vendor retains a 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,500,000 paid to March 31, 2016) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired. In Q4 2015, the Company was granted a provisional easement over the area covering the water exploration holes.

Land easement

On June 10, 2013 the Company announced that its application for surface rights at Caspiche had been granted by the Chilean Government.  The Company has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area; the easement extends this area to cover most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. In order to maintain these rights, which are valid for 25 years, the Company is required to make total payments of 158,876 Unidades de Fomento (UF)*, an equivalent of approximately US $6.4 million of which US$3.0 million has been paid to March 31, 2016. Seven annual payments of approximately US$490,000 each remain payable.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the periods ended March 31, 2016 and 2015.

		2016
(in thousands)	Generative	Chile	Total
Access, advance royalty and easement payments	$-	$363	$363
Consultants and contractors	-	71	71
Engineering and geological *	58	128	186
Environmental	-	44	44
Field camp	-	55	55
IVA tax	-	5	5
Legal and title	-	99	99
Metallurgical	-	8	8
Office operations	-	47	47
Travel	-	71	71
Wages and benefits	27	174	201
Exploration costs	$85	$1,065	$1,150
Cumulative exploration costs	$515	$107,125

* Includes share-based compensation as reflected below:

2016
(in thousands)	Chile
Engineering and geological	$59
Wages and benefits	$40
Total	$99

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

2015
(in thousands)	Chile
Access, advance royalty and easement payments	$327
Consultants and contractors	195
Drilling	428
Engineering and geological *	186
Environmental	40
Field camp	247
IVA tax	309
Legal and title	268
Metallurgical	2
Office operations	45
Travel	85
Wages and benefits	210
Exploration costs	$2,342
Cumulative exploration costs	$102,405

* Includes share-based compensation as reflected below:

2015
(in thousands)	Chile
Engineering and geological	$22
Total	$22

6.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows:  On May 31, 2013, shareholders approved an amendment reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At March 31, 2016, the maximum number of options issuable under the Plan was 8,440,775. Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.

Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.  Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

7.	Stock Option Plan (Continued)

A summary of the changes in share options during the year is as follows:

	March 31, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of year	7,445,000	$0.53	8,253,000	$1.26
Granted	-	-	7,230,000	0.53
Cancelled	-	-	(7,252,500)	1.27
Forfeited	-	-	(410,000)	1.27
Expired	-	-	(375,500)	1.27
Options outstanding, end of year	7,445,000	$0.53	7,445,000	$0.53

During 2015, option holders voluntarily surrendered 7,252,500 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil. Additionally, the Company re-priced 215,000 options which ranged in price from $0.70 to $1.27 to an exercise price of $0.50 per option, recognizing $38,650 in share-based compensation.

During 2015, the Company granted 7,230,000 options. Of the options granted, 1,500,000 were accounted for as a re-pricing from an exercise price of $1.22 to an exercise price of $0.54 resulting in the Company recognizing $138,809 in share-based compensation. The remaining 5,730,000 options were accounted for as a new grant and the Company recognized share-based compensation expense of $1,053,577. Total share-based compensation for the year ended 2015 was $1,231,036.

There were nil (2015 - nil) options exercised during the period.

The following table summarizes information about the stock options outstanding at March 31, 2016.

Outstanding Options				Exercisable Options
Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.50	2,905,000	4.45	$0.50	1,577,500	$0.50
0.54	1,750,000	4.41	0.54	875,000	0.54
0.56	2,790,000	4.39	0.56	1,395,000	0.56
	7,445,000	4.42	$0.53	3,847,500	$0.53

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

7.	Stock Option Plan (Continued)

Share-based Compensation

No options were granted by the Company during the periods ended March 31, 2016 and 2015

Share-based compensation expense of $295,000 (2015 - $36,000) was recognised during the period and was allocated to contributed surplus.

Share-based compensation expense for the three month periods ended March 31 has been allocated as follows:

	2016	2015
Administration salaries and consulting	$67	$14
Directors’ fees	115	-
Management fees	14	-
Mineral property exploration expenditures	99	22
Total	$295	$36

8.	Related Party Transactions

An amount due from a related party of $31,000 at March 31, 2016 (December 31, 2015 - $18,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $45,000 at March 31, 2016 (December 31, 2015 - $20,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended March 31, 2016 a total of $177,000 (2015 - $228,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $35,000 (2015 - $50,000) were paid or accrued to a corporation of which a Co-Chairman of the Company is a principal. As at March 31, 2016, the Company had amounts owing of $27,000 (December 31, 2015 - $5,000) to this company.

b)
Exploration fees of $67,000 (2015 - $72,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations. As at March 31, 2016, the Company had amounts owing of $14,000 (December 31, 2015 - $13,000) to this company.

c)
Management fees of $31,000 (2015 - $44,000) were paid to a corporation controlled by a Co-Chairman of the Company. As at March 31, 2016, the Company had amounts owing of $4,000 (December 31, 2015 - $Nil) to this company.

d)
Management fees of $44,000 (2015 - $62,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at March 31, 2016, the Company had amounts owing of $Nil (December 31, 2015 - $2,000) to this company.

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

9.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the three month periods ended March 31:

(in thousands)	2016	2015
Compensation - cash	$197	$282
Share-based payments	181	31
Total	$378	$313

10.	Expenses by Nature

General and administration expense for the three month periods ended March 31 is made up of the following:

(in thousands)	2016	2015
Bank charges	$2	$2
Office	49	51
Rent	39	44
Telecommunications	5	5
Transfer agent	3	5
Travel and promotion	10	11
Total	$108	$118

11.	Contractual Commitments

The Company leases offices in Canada and Chile and has land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:
Payments Due by Year	Total	2016	2017 - 2018	2019 - 2020	2021 - 2025
Advance royalty payments*	$7,792	$-	$649	$649	$6,494
Land easement payments**	4,388	637	1,273	1,273	1,205
Office and equipment leases	289	236	53	-	-
Property access agreements	77	77	-	-	-
Total	$12,546	$950	$1,975	$1,922	$7,699

* Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.2987 CAD).
** Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period (1 UF = 49.66 CAD).

Exeter Resource Corporation
Notes to the Condensed Interim Financial Statements For the three months ended March 31, 2016 and 2015 (tabular amounts in $000’s)

12.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development.  The following provides required disclosures on a geographic basis:

As at March 31, 2016
	Canada	Chile	Total
Cash and cash equivalents	$20,597	$129	$20,726
Amounts receivable and prepaid expenses	145	26	171
Due from related party	31	-	31
Other financial assets	41	-	41
Property and equipment	5	48	53
	20,819	203	21,022
Current liabilities	(158)	(118)	(276)
	$20,661	$85	$20,746
Three months ended march 31, 2016 Net loss	$614	$1,161	$1,775

As at December 31, 2015
	Canada	Chile	Total
Cash and cash equivalents	$22,268	$40	$22,308
Amounts receivable and prepaid expenses	79	53	132
Due from related party	18	-	18
Other financial assets	26	-	26
Property and equipment	7	52	59
	22,398	145	22,543
Current liabilities	(193)	(138)	(331)
	$22,205	$7	$22,212
Three months ended March 31, 2015 Net loss	$627	$2,320	$2,947